Zepp Health Corporation

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

October 31, 2022

VIA EDGAR

Stephen Krikorian

Morgan Youngwood

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zepp Health Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed April 28, 2022

File No. 001-38369

Ladies and Gentlemen:

Zepp Health Corporation (the “Company”) has received the letter dated October 25, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension of five business days to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter via EDGAR as soon as possible on or prior to November 14, 2022.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com, or the Chief Financial Officer of the Company, Leon Cheng Deng, via e-mail at leoncdeng@zepp.com. Thank you very much.

Very truly yours,

/s/ Leon Cheng Deng
Leon Cheng Deng
Chief Financial Officer

cc:	Wang Huang, Chairman of the Board of Directors and Chief Executive Officer, Zepp Health Corporation
Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jason Zhang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP